The Fund held its annual meeting of shareholders on December 19, 2011. Common/Preferred shareholders voted as indicated below:



								Withheld
					Affirmative		Authority


Election of Bradford K. Gallagher
Class III to serve until 2014            15,076,816              350,531

Re-election of John C. Maney+
Class III to serve until 2014            15,045,550              381,797

Election of Deborah A. DeCotis
Class II to serve until 2013		 15,047,079              380,268

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, James A. Jacobson++, Hans W. Kertess++, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Funds.
_____________________________________
++ Preferred Shares Trustee
+ Interested Trustee